UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



|X| Annual Report  Pursuant to Section 15(d) of the  Securities  Exchange Act of
    1934


                   For the fiscal year ended December 31, 2004

                           COMMISSION FILE NO. 0-16667


                         -------------------------------

                        DNB FIRST 401(k) RETIREMENT PLAN

                         -------------------------------

                               4 Brandywine Avenue
                         Downingtown, Pennsylvania 19335
        (Full title of the plan and the address of the plan, if different from that of the issuer named below)



                            DNB FINANCIAL CORPORATION
                               4 Brandywine Avenue
                         Downingtown, Pennsylvania 19335
                        (Name of issuer of the securities
                        held pursuant to the Plan and the
                   address of its principal executive office)

                        DNB FIRST 401(k) RETIREMENT PLAN
                                    Form 11-K



                                Table of Contents

--------------------------------------------------------------------------------

                                                                        Page

Report of Independent Registered Public Accounting Firm                   3

Statements of Net Assets Available for Benefits                           4

Statements of Changes in Net Assets Available for Benefits                5

Notes to Financial Statements                                           6-9

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)            10




Item 4. Financial Statements and Supplemental Schedules for the Plan

The DNB First 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule (Schedule H Line 4i) for the fiscal year ended December 31, 2004, are set forth below, together with the report thereon of Fischer Cunnane & Associates, Ltd., an independent registered accounting firm.

             Report of Independent Registered Public Accounting Firm



To Participants and Administrators
  of the DNB First 401(k) Retirement Plan


We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.


Our audit of the Plan's financial statements as of and for the year ended December 31, 2004 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Fischer Cunnane & Associates Ltd
May 20, 2005
West Chester, Pennsylvania


                        DNB FIRST 401(k) RETIREMENT PLAN
                                    Form 11-K



                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                              2004                2003
                                                       -------------------  ------------------
Assets

Investments                                                  $  2,864,916        $  2,204,230

Receivables:
Employer's Contribution                                           151,356                  39
Participant's Contribution                                             --                 210
                                                       -------------------  ------------------
                                                                  151,356                 249
                                                       -------------------  ------------------

      Total Assets                                              3,016,272           2,204,479
                                                       -------------------  ------------------



Liabilities

Accounts Payable                                                       --                  --
Accrued Expenses                                                       --                  --
                                                       -------------------  ------------------

      Total Liabilities                                                --                  --
                                                       -------------------  ------------------

      Net Assets Available for Benefits                      $  3,016,272        $  2,204,479
                                                       ===================  ==================



         See accompanying notes



                                         DNB FIRST 401(k) RETIREMENT PLAN
                                                   Form 11-K

                             Statements of Changes in Net Assets Available for Benefits
                                       Years Ended December 31, 2004 and 2003


Additions

Additions to net assets attributed to:

Investment Income:
Net appreciation in fair value of instruments                            $   259,999         $   373,374
Dividends, Interest and Other                                                 38,919              24,353
                                                                    -----------------   -----------------
                                                                             298,918             397,727
                                                                    -----------------   -----------------

                                                                             298,918             397,727
                                                                    -----------------   -----------------

Contributions:
Participants'                                                                404,049             342,298
Employer's                                                                   216,963              55,146
Rollovers into plan for new employees                                         98,563                  --
                                                                    -----------------   -----------------
                                                                             719,575             397,444
                                                                    -----------------   -----------------
      Total Additions                                                      1,018,493             795,171
                                                                    -----------------   -----------------

Deductions

Deductions from net assets attributed to:
Benefits paid to participants                                                186,567             343,503
Investment expenses                                                           20,133              15,634
                                                                    -----------------   -----------------

      Total Deductions                                                       206,700             359,137

      Net Increase                                                           811,793             436,034

Net Assets Available for Benefits
      Beginning of year                                                    2,204,479           1,768,445
                                                                    -----------------   -----------------
      End of Year                                                        $ 3,016,272         $ 2,204,479
                                                                    =================   =================


See accompanying notes.


                        DNB FIRST 401(k) RETIREMENT PLAN
                                    Form 11-K

                          Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN


The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General. The Plan is a defined contribution plan, which covers employees of DNB First (the "Company".) Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


Contributions. Each year, participants may contribute an amount up to 100% of pretax annual compensation, as defined by the IRS. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at its discretion, match contributions each year. For 2004 and 2003, the Company match was $0.25 per dollar up to a maximum of 6% of salary-deferred contributions. The Company's matching contributions to the plan for 2004 and 2003 were $65,607 and $55,146 respectively. The plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. Additional discretionary contributions for 2004 and 2003 were $151,356 and $0 respectively. There were no qualified non-elective contributions for 2004 and 2003.


Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants are 100% vested in additional discretionary contributions made by the Company after 3 years of vesting service.


Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.


Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.


Plan Termination. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


Payment of Benefits. In general, amounts held in the participant's account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled. At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account. Participants may also withdraw funds in certain situations.


As of December 31, 2004 and 2003, $72,302 and $1,278, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.


Forfeited Accounts. There were no forfeited accounts for 2004 and 2003, however, forfeited accounts would have been allocated to each person who is an eligible participant on the last day of the Plan year. Effective January 1, 2005, forfeited accounts will be used to offset future employer contributions.


Administrative   Expenses.   Each  participant's  account  is  charged  with  an
allocation  of  certain  administrative  expenses.   Allocations  are  based  on
participant earnings or account balances, as defined.

                        DNB FIRST 401(k) RETIREMENT PLAN
                                    Form 11-K


                    Notes to Financial Statements (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION


The financial statements of The DNB First 401(k) Retirement Plan (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States.


USE OF ESTIMATES


The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


INVESTMENT VALUATION AND INCOME RECOGNITION


The Plan's investments are stated at fair value, except for its benefit-responsive investment contract, which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted prices, which represent the net asset value of shares held by the Plan at December 31, 2004 and 2003.


Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.


PAYMENT OF BENEFITS


Benefits are recorded when paid.





NOTE 3 - RELATED PARTY TRANSACTIONS


In 2003, JP Morgan Chase was the custodian or trustee for certain funds held as investment vehicles for the Plan. Effective May 24, 2004, Delaware Charter Guarantee & Trust Company, a member of the Principal Financial Group, is the custodian or trustee for certain funds held as investment vehicles for the Plan. The Plan's investments include five mutual funds managed by Russell Investment Group and one investment contract managed by Principal Financial Group. Principal Financial Group is the record-keeper for the Plan. Principal Financial Group is a party-in-interest to the Plan.





NOTE 4 - TAX STATUS


The Plan is evidenced by a prototype document sponsored by Principal Life Insurance Company. Principal Life Insurance Company has received a determination letter dated September 16, 2003 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue
Code. The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Principal Life Insurance Company.

                        DNB FIRST 401(k) RETIREMENT PLAN
                                    Form 11-K


                    Notes to Financial Statements (continued)

NOTE 5 - INVESTMENTS


Individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003 are as follows:


                                                                         2004                  2003
                                                                         ----                  ----
Russell Lifepoints Balanced Strategy E Fund                          $  647,629            $   388,351
Russell Lifepoints Aggressive Strategy E Fund                         1,074,364                704,287
Russell Lifepoints Equity Aggressive Strategy E Fund                    826,938                653,481
Principal Fixed Income 401(a) / (k)                                     214,536                396,421

During 2004 and 2003, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $298,918 and $397,727 respectively. All investments in the Plan are made in mutual funds and investment contracts. The employer contributions are invested as directed by the participant.


NOTE 6 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Principal Fixed Income Option 401(a)/401(k) is a general-account backed stable value contract. This group annuity contract has been issued to Principal Trust Company, who serves as custodian. The Principal Fixed Income Option contract guarantees principal and provides a stated rate of return backed by Principal Life Insurance Company. As an insurance contract, this is not an investment but a guarantee backed by the assets in Principal Life Insurance Company's multi-billion dollar general account.

The contract is included in the financial statements at contract value as reported to The Plan by Principal Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct transfers in and out of the Principal Fixed Income Option. These transfers are made at book value (i.e. no market value adjustments or surrender charge adjustments). There are no reserves against contract value for credit risk of the contract issuer or otherwise. The stated rate of return will be reset January 1, 2005 and semi-annually thereafter. The average yield and crediting interest rates for the last two years were as follows:

                            2004                     |                             2003
                            ----                     |                             ----
                 Period                 Crediting    |                   Period              Crediting
                 ------                              |                   ------
      Start               End         Rate / Yield   |       Start              End        Rate / Yield
------------------ ----------------- ----------------| ----------------- ---------------- -----------------
                                                     |
January            June                  4.20%       | January           June                  4.50%
July               December              3.90        | July              December              4.35



NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENS TO SCHEDULE H FORM 5500

There are no reconciling items per the financial statements to Schedule H of Form 5500.

                        DNB FIRST 401(k) RETIREMENT PLAN
                                    Form 11-K


                    Notes to Financial Statements (continued)


NOTE 8 - ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan. All investment and related expenses are paid from the net assets of the Plan. Investment expenses of $20,133 and $15,634 were paid to parties-in-interest during 2004 and 2003, respectively.


NOTE 9 - PLAN AMENDMENTS

Effective May 24, 2004, the Plan was amended to reflect a change in the name of the Plan from Downingtown National Bank 401(k) to DNB First 401(k) Retirement Plan.

Effective January 1, 2005, the Plan was amended to include certain safe harbor elections under the Internal Revenue Code. The amendment, among other things, includes provisions to include bonuses in the definition of pay, a limit of 4% on elective salary deferrals matched by the Company and the elimination of the employer discretionary match and related vesting service requirement. In addition, employer qualified non-elective contributions will equal three percent of pay. Participants will no longer be required to be an active participant at the end of the Plan year to be included in employer qualified non-elective contributions. Such contributions will be allocated to participants when made.

The Company plans to amend the Plan to include the option for the participants to invest in Company stock, and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock. In addition, the Company plans to amend the Plan to allow for an employer discretionary contribution.

                        DNB FIRST 401(k) RETIREMENT PLAN
                                    Form 11-K


                Schedule H Line 4i - Assets (Held at End of Year)
                          Year Ended December 31, 2004



EIN: 23-0534545
Plan number: 002

                                    Investment                   Fair Value

Russell Lifepoints Balanced Strategy E Fund                        $ 647,629
Russell Lifepoints Moderate Strategy E Fund                           58,304
Russell Lifepoints Conservative Strategy E Fund                       43,145
Russell Lifepoints Aggressive Strategy E Fund                      1,074,364
Russell Lifepoints Equity Aggressive Strategy E Fund                 826,938
Principal Fixed Income 401(a) / (k)                                  214,536
                                                             ----------------

                                                                  $2,864,916
                                                             ================

                                   Signatures
                                   ----------

The Plan
--------

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   DNB First 401(k) Retirement Plan



                                   By:/s/ William J. Hieb
                                      ------------------------------------------
                                      William J. Hieb
                                      President and Chief Operating Officer
                                      DNB First, National Association

                                   By:/s/ Bruce E. Moroney
                                      ------------------------------------------
                                      Bruce E. Moroney
                                      Chief Financial Officer and Executive
                                      Vice President
                                      DNB First, National Association

                                   By:/s/ Ronald K. Dankanich
                                      ------------------------------------------
                                      Ron K. Dankanich
                                      Secretary
                                      DNB First, National Association
     July 15, 2005

                                Index to Exhibits
                                -----------------

Exhibit No. Under Item
601 of Regulation S-K     Description of Exhibit and Filing Information
---------------------     ---------------------------------------------

   23 Consent of Independent Registered Public Accounting Firm - Fischer Cunnane & Associates, Ltd.